Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings, as defined:
Income from continuing operations before income tax expense	$2,314	$1,945	$1,746	$1,406	$1,797
Fixed charges included in income	532	495	474	438	401

Total earnings, as defined	$2,846	$2,440	$2,220	$1,844	$2,198

Fixed charges, as defined:
Interest charges	$513	$478	$457	$425	$388
Rental interest factor	19	17	17	13	13

Fixed charges included in income	$532	$495	$474	$438	$401
Capitalized interest	1	—	—	—	—
Total fixed charges, as defined	$533	$495	$474	$438	$401

Ratio of Earnings to Fixed Charges	5.34	4.93	4.68	4.21	5.48